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                           August 23, 2022

       Michael Stornant
       Chief Financial Officer
       Wolverine World Wide, Inc.
       9341 Courtland Drive N.E.
       Rockford, MI 49351

                                                        Re: Wolverine World
Wide, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 1, 2022
                                                            Form 8-K furnished
August 10, 2022
                                                            Response dated July
25, 2022
                                                            File No. 001-06024

       Dear Mr. Stornant:

              We have reviewed your July 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 12, 2022 letter.

       Response letter Dated July 26, 2022

       Note 18. Business Segments, page 66

   1. Please tell us and disclose the factors used in determining you have two operating and reportable segments.
Refer to ASC 280-10-50-21. Please explain in detail how the lower-
                                                        level operating results
(e.g., net revenues and gross profit) included in your Monthly
                                                        Internal Financial
Statements provided to the CODM and the revenue information by brand provided in your
earnings release are not indicative of your operating segments being at a lower level
than your reportable segments.
   2. We note from your response to comment one that the brand information included in your
                                                        Monthly Internal
Financial Statements included Net Revenue; Gross Profit; Selling,
 Michael Stornant
Wolverine World Wide, Inc.
August 23, 2022
Page 2
         General and Administrative Expense; and Pre-Tax Earnings. Please provide us with Net
         Revenue and Gross Profit information by brand for the periods presented in your filing.
         To the extent there is variation in profit margins across your various brands, please provide a discussion regarding whether or not this indicates that the brands have dissimilar economic characteristics.
3. You state in your response that Mr. Hoffman meets with brand presidents to discuss the
         specific brands    products in the current market and future products,
marketing programs
         and inventory demand planning. Please tell us who makes key operating decisions on an ongoing basis, including those decisions relating to generation of revenue and incurrence of expenses. Discuss the information that is used to make these decisions.
4. Please describe the compensation arrangements of the brand presidents and general managers, including the portion of their compensation that is based on the results of the
         brand and the significance of that brand   s performance relative to
other benchmarks. In
         addition, describe Mr. Hoffman   s compensation arrangement in greater
detail.
5. We note that your process to prepare the budget includes a detailed process built up to the operating segments and consolidated level. Please tell us if budgets are prepared for each of your brands and, if so, who prepares and approves the brand budgets.
Form 8-K furnished August 10, 2022

Exhibit 99.1 Earnings Release, page 11-12

6. We note that the Non-GAAP measures Adjusted Operating Profit, Adjusted Operating
         Margin, and Adjusted EPS for the Q2 2021 period, include an adjustment for air freight charges related to production and shipping delays caused by the COVID-19 pandemic.
         While the increases may have been perceived as temporary, we believe your inbound and outbound freight costs represent a normal and recurring operating expense and is not an appropriate adjustment when considering Question 100.01 of the C&DI on non-GAAP
         Financial Measures. Please revise to remove these adjustments.
        You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 if you have any questions.



FirstName LastNameMichael Stornant                             Sincerely,
Comapany NameWolverine World Wide, Inc.
                                                               Division of
Corporation Finance
August 23, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName